EXHIBIT 99.1

Precision Drilling Announces Release of Annual Corporate Responsibility Report

CALGARY, Alberta, July 08, 2022 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) is pleased to announce the release of its annual Corporate Responsibility Report, which highlights several key Environmental, Social and Governance (“ESG”) accomplishments aligned with its High Performance, High Value strategy.

The report highlights the Company’s progress in ESG efforts, and provides an outline of Precision’s ESG strategies, focus areas, and performance. We have expanded our reporting to include additional elements from the Sustainability Accounting Standards Board (“SASB”) and Task Force on Climate-Related Financial Disclosures (“TCFD”) guidelines. We have also incorporated a significantly broader base of ESG related metrics – including emissions and energy use – where relevant and reliable information is available.

Key highlights from Precision’s Corporate Responsibility Report include:

  New and existing technologies to reduce wellsite Greenhouse Gas (“GHG”) emissions
  Disclosure of emissions from direct operations and those under customer operational control
  Leadership in Energy and Environmental Design (“LEED”) certified corporate offices
  New and ongoing partnerships in geothermal energy development
  Growing relationships with indigenous groups
  Expanded ESG metrics in performance-based compensation plans
  Scholarship and internship programs
  Robust ethics and compliance culture

The report can be accessed on Precision’s website.

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6100

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com